CALCULATION OF REGISTRATION FEE

Title of each class of securities offered	Maximum aggregate offering price	Amount of registration fee (1)
Deferred Compensation Obligations	$20,000,000	$2,728

(1)	Calculated in accordance with Rule 457(h)(1) under the Securities Act of 1933, as amended (the “Act”).

Filed Pursuant to Rule 424(b)(2)

Registration No. 333-182469

$20,000,000

DEFERRED COMPENSATION OBLIGATIONS

OF

AMERICAN INTERNATIONAL GROUP, INC.

180 Maiden Lane

New York, New York 10038

(212) 770-7000

Under the Woodbury Financial Services, Inc. (“Woodbury”) Deferred Commission Plan (as amended, the “Plan”) you may defer receipt of all or a portion of your commissions. While deferred, these commissions are treated as if they were invested in one or more investment options selected by you from a list of available investment funds (the “Valuation Funds”). However, you have no direct interest in any of these Valuation Funds.

American International Group, Inc. (“AIG”) has assumed Woodbury’s obligations to pay your deferred compensation in accordance with the Plan. The deferred compensation obligations (the “Deferred Compensation Obligations”) covered by this prospectus are obligations of AIG and not of Woodbury. The obligations of AIG under the Plan are not secured and represent general obligations of AIG.

AIG will not receive any proceeds from the issuance of the Deferred Compensation Obligations.

SEE RISK FACTORS ON PAGE 4 FOR CERTAIN INFORMATION THAT YOU SHOULD CONSIDER BEFORE PARTICIPATING IN THE PLAN.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES

COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR

DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE.

ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE DATE OF THIS PROSPECTUS IS DECEMBER 4, 2012.

AIG has provided you only the information contained or incorporated by reference in this prospectus. AIG has not authorized anyone to provide you with information different from that contained in this prospectus. AIG is offering the Deferred Compensation Obligations only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any offering of the Deferred Compensation Obligations.

WHERE YOU CAN FIND MORE INFORMATION

AIG files annual and quarterly reports, proxy statements and other information with the Securities and Exchange Commission (the “Commission”). You may read and copy documents that AIG files at:

•	SEC Public Reference Room

100 F Street, N.E., Room 1580

Washington, D.C. 20549

Please call the Commission at 1-800-SEC-0330 for further information.

AIG’s Commission filings are also available to the public through the Commission’s web site at

http://www.sec.gov.

•	The New York Stock Exchange

11 Wall Street

New York, New York 10005

AIG’s common stock is listed on the New York Stock Exchange.

The Commission allows AIG to “incorporate by reference” certain information AIG files with the Commission, which means that AIG can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that AIG files with the Commission will automatically update and supersede that information as well as the information included in this prospectus. AIG incorporates by reference the documents listed in the accompanying box and any future filings made with the Commission under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until the Deferred Compensation Obligations are no longer offered. This prospectus is part of a registration statement AIG has filed with the Commission.

Annual Report on Form 10-K for the year ended December 31, 2011 filed on February 23, 2012, Amendment No. 1 on Form 10-K/A filed on February 27, 2012 and Amendment No. 2 on Form 10-K/A filed on March 30, 2012, and AIG’s Current Report on Form 8-K filed on May 4, 2012 (the “Annual Report”).

Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012 filed on May 3, 2012, Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012 filed on August 2, 2012 and Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012 filed on November 1, 2012.

The definitive proxy statement on Schedule 14A filed on April 5, 2012.

Current Reports on Form 8-K filed on January 11, 2012, February 23, 2012, March 5, 2012, March 6, 2012, March 8, 2012, March 13, 2012, March 13, 2012, March 22, 2012, March 22, 2012, April 10, 2012, May 3, 2012, May 10, 2012, May 10, 2012, May 16, 2012, May 24, 2012, June 21, 2012, June 29, 2012, July 11, 2012, August 2, 2012, August 8, 2012, August 20, 2012, August 23, 2012, September 6, 2012, September 7, 2012, September 14, 2012, October 5, 2012, November 1, 2012, November 23, 2012 and November 30, 2012.

AIG will provide without charge a copy of these filings, other than any exhibits unless the exhibits are specifically incorporated by reference into this prospectus. You may request your copy by writing or telephoning AIG at the following address:

American International Group, Inc.

Director of Investor Relations

180 Maiden Lane

New York, New York 10038

(212) 770-7074

USE OF PROCEEDS

AIG will not receive any proceeds from the issuance of the Deferred Commission Obligations.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the historical ratios of earnings to fixed charges of AIG and its subsidiaries for the periods indicated. For more information on AIG’s ratios of earnings to fixed charges, see the Annual Report and Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012, which are incorporated by reference into this prospectus as described under “Where You Can Find More Information.”

Years Ended December 31, (in millions, except ratios)	2011	2010	2009	2008	2007
Ratio of earnings to fixed charges:
Ratio	n/a	3.23	n/a	n/a	1.35
Coverage deficiency	$(2,836)	n/a	$(14,125)	$(103,249)	n/a
Ratio of earnings to fixed charges and preferred stock dividends:
Ratio	n/a	3.23	n/a	n/a	1.35
Coverage deficiency	$(2,836)	n/a	$(15,329)	$(103,649)	n/a
Ratio of earnings to fixed charges, excluding interest credited to policy and contract holders:
Ratio	n/a	3.65	n/a	n/a	3.22
Coverage deficiency	$(1,929)	n/a	$(12,913)	$(100,757)	n/a

Nine Months Ended September 30, 2012 (in millions, except ratios)
Ratio of earnings to fixed charges:
Ratio					3.05
Coverage deficiency					n/a
Ratio of earnings to fixed charges, excluding interest credited to policy and contract holders:
Ratio					3.81
Coverage deficiency					n/a

RISK FACTORS

A decision to participate in the Plan involves certain risks. You should carefully consider the following information, as well as the other information included or incorporated by reference in this prospectus, in considering whether to participate in the Plan.

Fluctuation in Value of Deferred Compensation Obligations; No Principal Protection

The value of your deferred compensation is indexed to the performance of the Valuation Funds selected by you. You may change your Valuation Fund selections at any time, but elections are only processed on the first day of the following month. These funds may go up or down in value, and the value of your deferred compensation will correspondingly increase or decrease. Because changes to your Valuation Fund selections are processed only 12 times a year, you may be unable to change your selections in order to limit your exposure to a previously selected Valuation Fund. If, in the future, you decline to defer compensation, the amount of compensation that you have already deferred will continue to increase or decrease corresponding to your Valuation Fund selections until your deferral account (“Account”) is paid out in full. Your Account may not be paid out for an extended period of time. See “Description of Deferred Compensation Obligations – Payment of Earnings.” The Plan does not guarantee a minimum rate of return. As a result, you may lose your entire investment in the Plan.

No Recommendation as to Investment Funds

You may index your deferred compensation to a number of Valuation Funds as described below under “Description of Deferred Compensation Obligations – The Deferred Earnings.” Neither AIG nor Woodbury makes any recommendation as to which Valuation Funds you should select or how much deferred compensation you should index to any particular Valuation Fund. You must do your own analysis of the risks and benefits of selecting a particular Valuation Fund. You also must determine which Valuation Funds are a suitable investment for you based on your investment and other objectives. You are encouraged to carefully review the prospectus relating to each Valuation Fund that you select.

No Ownership of Underlying Funds; No Interest in Hedging Transactions

Your deferred compensation is indexed to the value of the Valuation Funds selected by you. Your deferred compensation is not invested in the funds by AIG on your behalf. Your sole recourse for repayment under the Plan is to AIG.

The Plan does not require AIG to hedge its exposure under the Plan by purchasing interests in the Valuation Funds. However, AIG may hedge its exposure under the Plan through purchasing or selling interests in the underlying Valuation Funds, or purchasing or selling derivative or other instruments. No representative participating in the Plan (a “Participant”) has any interest in the profits (or losses) arising from these hedging activities, and AIG may profit from these activities while the value of your deferred compensation may decline. Further, these activities may adversely affect the value of the underlying Valuation Funds.

We cannot guarantee deferral of your taxes, and you could be subject to interest and penalties if you are required to recognize compensation in the year deferred.

Our expectation is that you will not be subject to federal income tax on amounts credited to your account until we distribute those amounts to you. However, we have not obtained, nor do we intend to obtain, a ruling from the Internal Revenue Service as to the tax consequences of participating in the Plan. The expected tax treatment of participation in the Plan depends on compliance with all applicable law, regulations and rulings, including Section 409A (“Section 409A”) of the Internal Revenue Code of 1986, as amended (the “Code”). If the Internal Revenue Service were to successfully challenge the deferred tax treatment, you could be required to recognize the compensation in the year deferred, or another year prior to the intended distribution date. This could subject you to substantial penalties on amounts recognized as compensation and to interest on taxes due.

DESCRIPTION OF DEFERRED COMPENSATION OBLIGATIONS

General

In connection with the acquisition of Woodbury from The Hartford Financial Services Group, Inc. (“Hartford Financial”) by AIG Advisor Group, Inc., a wholly-owned subsidiary of AIG, AIG assumed Woodbury’s payment obligations under the Plan.

The purpose of the Plan is to reward high-quality representatives and to provide eligible representatives with an opportunity to save on a pre-tax basis and accumulate tax-deferred commissions (“Earnings”) to achieve their financial goals.

Participation

Enrollment in the Plan is on a voluntary basis. Each year, a representative will be eligible to elect to defer Earnings in the Plan once such representative has (1) been authorized as a representative of Woodbury; (2) achieved the production level established and announced by Woodbury; and (3) been notified by Woodbury of such representative’s eligibility to participate in the Plan. Eligibility to participate in any given year is no guarantee of eligibility to participate in future years. A representative may no longer defer Earnings under the Plan upon the first to occur of such representative’s death, total disability (as determined by the United States Social Security Administration) or ineligibility to participate in the Plan or the good-faith, complete termination of the applicable Participant’s representative agreement with Woodbury (a “Separation of Service”), but will continue as a Participant until he or she has received a full distribution of the benefits due under the Plan. The chair of the administration committee of the Plan may, in his or her sole discretion, determine that a representative is not eligible for the Plan.

The Deferred Earnings

Under the Plan, each eligible representative will be offered an opportunity to enter into agreements for the deferral of a specified percentage of such representative’s Earnings. Participants will complete and deliver such enrollment forms as Woodbury may prescribe, which, collectively, will set forth the obligations of the Participant and Woodbury with respect to the Plan.

AIG’s obligation to make payments under the Plan will constitute general unsecured obligations of AIG, which will rank pari passu with all other unsecured and unsubordinated indebtedness of AIG from time to time outstanding. The Deferred Compensation Obligations covered by this prospectus are obligations of AIG and not of Woodbury.

The amount of Earnings to be deferred by each Participant will be determined in accordance with the Plan, based on the election by each Participant. A Participant may elect to defer from 5% to 100% of his or her Earnings. Each Participant must elect the amount of Earnings to be deferred on or before December 31 for the following calendar year, unless a Participant enters the Plan mid-year, in which case such Participant must elect the amount of Earnings to be deferred no later than 30 days after receipt of notification of the Participant’s eligibility (in each case, the “Election Date”). The amount of Earnings a Participant elects to defer will be irrevocable for a given calendar year after the applicable Election Date, unless the Participant is no longer an active participant in the Plan during such year. A Participant’s deferred Earnings for a given month will be credited to such Participant’s Account on or as soon as administratively practicable after the end of such month.

An Account will be created for each Participant for the purpose of determining the value of the deferred Earnings. Earnings in the Account will be indexed to one or more Valuation Fund. The value of each Participant’s Account will be adjusted to reflect the investment experience, whether positive or negative, of the Valuation Fund(s) selected by the Participant. Participants may change the Valuation Fund(s) used to measure the value of the Account at any time, but those elections are only processed on the first business day of the following month. Because the value of the Account and therefore the deferred Earnings will vary with the investment experience of the Valuation Fund(s) selected by a Participant, participation in the Plan entails investment risk which will be borne solely by such Participant. Neither AIG nor Woodbury makes any representation as to the investment performance of any Valuation Fund. See “Risk Factors – Fluctuation in Value of Deferred Compensation Obligations; No Principal Protection.”

The currently available Valuation Funds are the following retail mutual funds and investment portfolios: the Growth Fund of America, the Davis New York Venture Fund, the Delaware Diversified Income Fund, the Eaton Vance Large-Cap Value Fund, the Security Equity Fund Mid Cap Value Series, the Hartford Balanced Fund, the Hartford Capital Appreciation Fund, the Hartford Dividend and Growth Fund, the Hartford Growth Fund, the Hartford Growth Opportunities Fund, the Hartford Inflation Plus Fund, the Hartford International Growth Fund, the Hartford International Opportunities Fund, the Hartford Small Company Fund, the Hartford Small/Mid Cap Equity Fund, the Hartford Value Fund, the ING MidCap Opportunities Fund, the Lord Abbett Short Duration Income Fund, the Oppenheimer Main Street Small- and Mid-Cap Fund, the Putnam Small Cap Value Fund, the Templeton Global Bond Fund, the Thornburg International Value Fund, and the Wells Fargo Advantage Government Money Market Fund. Each Valuation Fund’s investment objective is stated below:

(1)	The Growth Fund of America seeks growth of capital by investing primarily in the common stock of companies that appear, in the opinion of the fund’s investment adviser, to offer superior opportunities for growth of capital.

(2)	The Davis New York Venture Fund seeks growth of capital by investing primarily in the common stock of U.S. companies with a market capitalization of at least $5 billion.

(3)	The Delaware Diversified Income Fund seeks long-term total return, consistent with reasonable risk, by investing primarily in the following four fixed income sectors: U.S. investment grade, U.S. high yield, international and emerging markets.

(4)	The Eaton Vance Large-Cap Value Fund seeks total return by investing primarily in the common stock of dividend-paying, large-capitalization companies that, in the opinion of the fund’s investment adviser, are inexpensive or undervalued relative to the overall stock market value.

(5)	The Security Equity Fund Mid Cap Value Series seeks long-term growth of capital by investing 65% of its assets in a diversified portfolio of stocks, including the stocks of small and mid-size companies, that, in the opinion of the fund’s investment adviser, are considered undervalued.

(6)	The Hartford Balanced Fund seeks long-term total return by investing in common stocks and other equity securities, bonds and other debt securities and money market instruments.

(7)	The Hartford Capital Appreciation Fund seeks growth of capital by investing primarily in equity securities selected on the basis of potential for capital appreciation.

(8)	The Hartford Dividend and Growth Fund seeks a high level of current income, consistent with growth of capital, by investing primarily in a portfolio of common stocks that are diversified by company and industry and typically have above-average dividend yields.

(9)	The Hartford Growth Fund seeks short- and long-term capital appreciation by investing primarily in common stocks and securities convertible into common stocks which are selected based upon their growth potential.

(10)	The Hartford Growth Opportunities Fund seeks short- and long-term capital appreciation by investing primarily in a diversified portfolio of common stocks covering a range of industries, companies and market capitalizations that the fund’s investment adviser believes have superior growth potential.

(11)	The Hartford Inflation Plus Fund seeks total return by investing primarily in inflation-protected debt securities issued by the U.S. Department of the Treasury and U.S. government agencies and instrumentalities.

(12)	The Hartford International Growth Fund seeks capital appreciation by investing, under normal circumstances, at least 65% of its assets in a diversified portfolio of the equity securities of foreign issuers.

(13)	The Hartford International Opportunities Fund seeks long-term growth of capital by investing, under normal circumstances, at least 65% of its assets in a diversified portfolio of the equity securities of foreign issuers that, in the opinion of the fund’s investment adviser, are considered to be well established.

(14)	The Hartford Small Company Fund seeks long-term growth of capital by investing primarily in equity securities selected on the basis of potential for capital appreciation.

(15)	The Hartford Small/Mid Cap Equity Fund seeks long-term capital appreciation by investing at least 80% of its assets in the common stock of small- and mid-capitalization companies having a market capitalization within the range of companies in the Russell 2500 Index.

(16)	The Hartford Value Fund seeks long-term total return by investing, under normal circumstances, at least 80% of its assets in the equity securities of companies with a market capitalization above $2 billion. The fund may invest up to 20% of its total assets in the securities of foreign and non-dollar securities.

(17)	The ING MidCap Opportunities Fund seeks long-term capital appreciation by investing, under normal circumstances, at least 80% of its assets in the common stock of mid-sized U.S. companies that the fund’s investment adviser believes have above-average prospects for growth.

(18)	The Lord Abbett Short Duration Income Fund seeks a high level of income, consistent with preservation of capital, by investing, under normal circumstances, at least 65% of its net assets in investment-grade debt securities of various types.

(19)	The Oppenheimer Main Street Small- and Mid-Cap Fund seeks capital appreciation by investing, under normal circumstances, at least 80% of its net assets in the securities of small- and mid-capitalization companies having a market capitalization within the range of companies in the Russell 2500 Index.

(20)	The Putnam Small Cap Value Fund seeks capital appreciation by investing primarily in the common stock of small U.S. companies having a market capitalization within the range of companies in the Russell 2000 Index and focusing on stocks that the fund’s investment adviser believes to be currently undervalued by the market.

(21)	The Templeton Global Bond Fund seeks current income, capital appreciation and growth of income by investing at least 80% of its net assets in the bonds of issuers located in at least three countries, including the United States.

(22)	The Thornburg International Value Fund seeks long-term capital appreciation and some current income by investing worldwide with normally more than 50% of its assets invested outside of the United States.

(23)	The Wells Fargo Advantage Government Money Market Fund seeks current income, while preserving capital and liquidity, by investing in U.S. government obligations and repurchase agreements collateralized by U.S. government obligations.

If the Participant fails to elect a Valuation Fund, the Earnings in the applicable Account will be indexed to the Wells Fargo Advantage Government Money Market Fund or such other investment option as may be selected for this purpose by Woodbury.

Woodbury reserves the right to terminate the availability of any Valuation Fund and add additional Valuation Funds at any time.

Participants do not have any right, title or interest in or to any funds in the applicable Account. All funds in the Accounts are a part of the general funds of AIG and Participants have no property interest therein or in any Valuation Funds or in any specific assets of AIG. See “Risk Factors – No Ownership of Underlying Funds; No Interest in Hedging Transactions.” No interest of any Participant in the Plan may be alienated, sold, assigned, pledged, encumbered or otherwise hypothecated.

The obligation of AIG to pay to each Participant the value of the applicable Account is not convertible into any other security of AIG. The Plan does not contain any covenant or restriction on the business of AIG. In particular, the Plan does not contain any provision limiting or preventing AIG’s ability to enter into a merger, consolidation or other business combination or to effect a restructuring.

Payment of Earnings

A Participant may receive a distribution from his or her Account while still a participant in the Plan (an “In-Service Distribution”) by electing an In-Service Distribution date when he or she first enrolls in the Plan. In-Service Distributions will be made no later than 90 days following the applicable In-Service Distribution date. In-Service Distributions may be paid, at the election of the Participant, in a lump sum or in a series of up to ten annual installments. However, any In-Service Distribution may be delayed, if necessary for administrative reasons, at the sole discretion of Woodbury, to a later date within the same calendar year. A Participant may change his or her In-Service Distribution date provided that such change:

•	is received by Woodbury at least 12 months prior to the In-Service Distribution date specified in the prior election;

•	specifies a new In-Service Distribution date that is at least five years from the In-Service Distribution date specified in the prior election; and

•	will not become effective for the succeeding 12-month period and will not become effective if there is a Separation of Service during such 12-month period.

Accounts are not subject to redemption, in whole or in part, prior to any applicable In-Service Distribution date selected by the applicable Participant, except upon a Separation of Service (including retirement), or upon the death, total disability or financial hardship (as determined by Woodbury, in its sole discretion) of such Participant.

If a Separation of Service occurs prior to a Participant attaining the age of 65 or if a Participant dies, the Account will be paid out in a lump sum. If a Participant has been determined to be totally disabled or retires (a Separation of Service on or after a Participant attains the age of 65), such Participant’s Account will be paid out in a lump sum or in a series of up to ten annual installments, unless the value of such Participant’s Account is less than $10,000 as of the payment date, in which case the form of payment will be a lump sum. The amount available for withdrawal from a Participant’s Account on account of a financial hardship will be determined by Woodbury and is limited to the amount necessary to satisfy such hardship and pay any taxes that may result from the distribution. Each Participant may designate a beneficiary to receive distributions from the Account in the event of such Participant’s death.

Forfeiture; Clawback Rights

A Participant’s Account is subject to forfeiture if such Participant’s relationship with Woodbury is involuntarily terminated by Woodbury for any of the grounds enumerated in such Participant’s representative agreement with Woodbury. These grounds generally include fraud (or attempted fraud), misappropriation of customer or Woodbury funds, failure to comply with Woodbury policies, violations of law and inducing customers to discontinue payment of premiums or relinquish policies.

Woodbury may determine, in its sole discretion, that a Participant, in the course of the performance of services for Woodbury, engaged in conduct that would have been grounds for involuntary termination and that such conduct resulted in a forfeiture of his or her Account pursuant to such Participant’s representative agreement had it been known to Woodbury prior to the payment to the Participant. Upon such a determination, any amounts paid to the Participant from his or her Account will immediately become due and payable to AIG.

Taxes and Withholdings; Offset

Any payment under the Plan will be subject to withholding of all applicable taxes. If AIG should become obligated to make a tax payment with respect to any Participant’s Account, AIG will have the right to make such payment on behalf of the Participant.

Woodbury and AIG, at Woodbury’s direction, will have the full right to set off any obligation of a Participant owing to AIG or Woodbury against amounts owing to such Participant under the Plan to the extent permitted under Section 409A. However, neither Woodbury nor AIG (at Woodbury’s direction) will be required to set off any obligation of a Participant owing to AIG or Woodbury against amounts forfeited under the Plan by a Participant.

Amendment and Termination

AIG may amend or terminate the Plan at any time, with or without notice pursuant to Rule 409A-3(j)(4)(ix) of the Internal Revenue Code of 1986, as amended (the “Code”), and the board of directors of Woodbury may amend the Plan at any time for purposes of compliance with laws or to make other ministerial changes. However, no amendment or termination may reduce the balance or eliminate the vesting of a Participant’s Account. AIG may terminate the Plan and provide for the acceleration and liquidation of all Accounts remaining due under the Plan pursuant to Treasury Regulation § 1.409A-3(j)(4)(ix), in which case the Accounts will be paid in a lump sum at a time specified by AIG. In the event of a termination of the Plan for any other reason, the Accounts will be paid at the same time and in the same form as if the termination had not occurred, and there will be no acceleration of any payments under the Plan.

Releases; Indemnity

Any payment to a Participant by AIG pursuant to the Plan will be in full satisfaction of all claims under the Plan against AIG. AIG or Woodbury may require such Participant, as a condition precedent to such payment, to execute a release of all such claims.

For the benefit of participating in the Plan, Participants agree to indemnify AIG and Woodbury, any individual, committee or entity acting on behalf of AIG or Woodbury as administrator (collectively, the “Administrator”), for any liability to a third party that results from the applicable Participant’s action or inaction with respect to the Plan where such Participant was required to act (including by providing information or completing forms) in order for the Administrator to properly operate or administer the Plan.

Administration

Woodbury is the administrator of the Plan and will administer the Plan to Participants. Action on behalf of Woodbury as administrator may be taken by:

•	the President or Chief Executive Officer of Woodbury;

•	an administration committee of the Plan; or

•

any individual, committee or entity to whom responsibility for the operation and administration of the Plan is allocated by the board of directors of Woodbury, the President or Chief Executive Officer of Woodbury or the administration committee of the Plan (including the chair of such committee).

Actions on behalf of AIG under the Plan may be taken by a corporate officer of AIG.

The Administrator’s exercise of its authority, including interpretations and constructions of the Plan, will be binding and conclusive on all Participants, Woodbury and AIG.

Claims Procedure

A Participant may file a claim for benefits with Woodbury if such Participant does not believe that he or she has received full payment of the benefits due to him or her under the Plan or believes that an error has been made with respect to such benefits. In order to file a claim, such Participant must have promptly reviewed any information that was provided or made available to the Participant that related in any way to the operation or administration of the Plan or his or her elections under the Plan and notified Woodbury of any error that affected such Participant within 30 days of the date such information was provided or made available to the Participant.

If a claim for benefits is made and Woodbury rejects such claim, the Participant may request an internal review, which will be conducted pursuant to the procedures that may be provided for in the representative agreement between such Participant and Woodbury. If such representative agreement does not provide procedures for such internal review, then the Participant will have no right to an internal review. The determination of Woodbury with respect to claims under the Plan will be final and binding.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

This section describes the material federal income tax consequences of participating in the Plan and is based on the opinion of Sullivan & Cromwell LLP, counsel to AIG. This section is based on the Code, its legislative history, existing and proposed regulations under the Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. You may also be subject to foreign, state, local and other taxes, the consequences of which are not discussed here, in the jurisdiction in which you work and/or reside. Please consult your own tax advisor concerning the federal, state, local and other tax consequences of participating in the Plan in light of your particular circumstances.

We have not obtained, nor do we intend to obtain, a ruling from the Internal Revenue Service as to the tax consequences of participating in the Plan. The expected tax treatment of participation in the Plan depends on compliance with all applicable law, regulations and rulings, including Section 409A. If the Internal Revenue Service were to successfully challenge the deferred tax treatment, you could be required to recognize the compensation in the year deferred, or another year prior to the intended distribution date.

The following discussion is applicable to you if you are an individual who is a U.S. citizen or resident alien or you are a U.S. entity that uses the cash method of accounting for U.S. federal income tax purposes.

You should not be subject to federal income tax at the time you defer Earnings under the Plan, and you should not be subject to tax on any amounts credited to your Accounts until those amounts are distributed or otherwise made available to you. You should realize taxable compensation income in an amount equal to the amount distributed to you, including any appreciation in your Account, and you should be subject to self-employment taxes (SECA taxes) on the amounts distributed to you. The payout schedule elected by you may affect the aggregate amount of taxes (including SECA taxes) payable in respect of distributed amounts. You should consult with your own tax adviser as to the impact of selecting a particular payout schedule. See “Description of Deferred Compensation Obligations – Payment of Earnings.”

You should be aware that your deferrals under the Plan are subject to Section 409A, which generally governs the taxation of non-qualified deferred compensation. Failure by AIG or Woodbury to comply with Section 409A could subject you to additional tax and interest.

PLAN OF DISTRIBUTION

The Deferred Compensation Obligations will be offered to eligible representatives of Woodbury. No agents, underwriters or dealers will be used in connection with such offering.

VALIDITY OF THE SECURITIES

The validity of the Deferred Compensation Obligations covered by this prospectus will be passed upon for AIG by Dorsey & Whitney LLP.

EXPERTS

The consolidated financial statements and the financial statement schedules incorporated into this prospectus by reference to AIG’s Current Report on Form 8-K dated May 4, 2012 and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated into this prospectus by reference to AIG’s Annual Report have been so incorporated in reliance upon the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of AIA Group Limited incorporated into this prospectus by reference to AIG’s Amendment No. 1 on Form 10-K/A to its Annual Report on Form 10-K for the year ended December 31, 2011 have been so incorporated in reliance upon the report of PricewaterhouseCoopers, independent accountants, given on the authority of said firm as experts in auditing and accounting.